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                                                                    EXHIBIT 4(g)


               ENHANCED GUARANTEED MINIMUM DEATH BENEFIT (EGMDB)


Made a part of the Contract to which it is attached ("this Contract").

The following shall be inserted into Section 2.13 DEATH BEFORE THE ANNUITY COMMENCEMENT DATE. It replaces the first paragraph of Section 2.13 (A).

Upon the death of the Annuitant, including an Owner/Annuitant, LNL will pay to the Beneficiary a Death Benefit equal to the greater of the following two amounts:

     a. the Contract Value at the end of the Valuation Period when the death claim is approved for payment as described in Section 2.13 (B); or

      b. the higher of:

         1. the Contract Value at the end of the Valuation Period when the EGMDB becomes effective; and

         2. the highest Contract Value at the end of the Valuation Period that includes any Contract anniversary date up to and including age 75 following election of this rider;

         increased by Purchase Payments and decreased by any withdrawals, annuitizations, and premium taxes incurred after the EGMDB effective date or Contract anniversary date on which the highest Contract Value occurred.

The EGMDB will only be in effect, unless terminated by the owner, for Non-Qualified Contracts and Contracts sold as Individual Retirement Annuities (IRA) under Code Section 408.

For benefits to be payable under the EGMDB, due proof of death of the Annuitant prior to the Annuity Commencement Date must be received by LNL. As of the Annuity Commencement Date, the EGMDB will be discontinued and the charge for this benefit will cease. The EGMDB may not be elected on or after the Annuity Commencement Date.

The EGMDB takes effect on the Valuation Date at the end of the Valuation Period during which the EGMDB election form is approved by the LNL Home Office.

There is a daily charge for the EGMDB at an annual rate of 0.30% which is deducted in addition to the mortality and expense risk and administrative charge. The charge will start at the beginning of the next Valuation Period after the EGMDB becomes effective. This charge will continue for all future Contract years, including years following age 75, unless the Owner elects to discontinue the EGMDB.

After the EGMDB has been elected, the Owner may discontinue it at any time. If discontinued, the EGMDB will terminate on the Valuation Date at the end of the Valuation Period during which the written request to discontinue the EGMDB is received in the LNL Home Office. The 0.30% annual charge will cease at the end of the Valuation Period during which the EGMDB is terminated. If the Owner elects to discontinue the EGMDB, the first paragraph of Section 2.13 (A) will be reinstated in its original form as it existed prior to the election of this rider. Once discontinued, the Owner may not re-elect the EGMDB.

The following shall be inserted into Section 2.04 VALUATION OF ACCUMULATION UNITS. It replaces (3) found in the fourth paragraph of Section 2.04.

     (3) is a daily factor representing the mortality and expense risk, administrative charge, and EGMDB charge deducted from the Sub-account adjusted for the number of days in the Valuation Period. On an annual basis, this charge will not exceed 1.302%.

                  The Lincoln National Life Insurance Company

Form DBA-6                                                                  5/97